PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2007 JAN -3 A 7:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

22 December 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

07020163

Dear Sirs,

GKN plc

- **Total Voting Rights**

For your information I enclose a copy of the above announcement which was released on 21 December.

Yours faithfully,

S. Miles

Sue Miles

Enc

PRNUK 2112061459-AE50

PROCESSED
JAN 09 2007
THOMSON
FINANCIAL

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Total Voting Rights
Released	15:01 21-Dec-06
Number	PRNUK-2112

EXEMPTION NO.
82 - 5204

GKN plc

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, GKN plc is required to notify the market of the following:

At the close of business on 20 December 2006, GKN plc's issued share capital consisted of 741,513,187 ordinary shares of 50p each. Each ordinary share carries one vote. GKN plc holds 38,659,142 ordinary shares in Treasury. Therefore, the total number of voting rights in GKN plc is 702,854,045.

The above figure (702,854,045) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, GKN plc under the Financial Services Authority's Disclosure and Transparency Rules.

Grey Denham

Company Secretary

21 December 2006

END

Close